SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended June 30, 2018

Commission File Number 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Translation of registrant’s name into English)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Telangana 500 034, India

+91-40-49002900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-________.

QUARTERLY REPORT

Quarter Ended June 30, 2018

Currency of Presentation and Certain Defined Terms

In this Quarterly Report, references to “$” or “dollars” or “U.S.$” or “U.S. dollars” are to the legal currency of the United States, references to “Rs.” or “rupees” or “Indian rupees” or “INR” are to the legal currency of India, references to “MXN” are to the legal currency of Mexico, and references to “EUR” or “euros” are to the legal currency of the European Union. Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Convenience translation into U.S. dollars with respect to our unaudited condensed consolidated interim financial statements is also presented. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADSs” are to our American Depositary Shares. All references to “IAS” are to the International Accounting Standards, to “IASB” are to the International Accounting Standards Board, to “IFRS” are to International Financial Reporting Standards as issued by the IASB, to “SIC” are to the Standing Interpretations Committee and to "IFRIC" are to the International Financial Reporting Interpretations Committee.

References to “U.S. FDA” are to the United States Food and Drug Administration, to “NDAs” are to New Drug Applications, and to “ANDAs” are to Abbreviated New Drug Applications.

References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “EU” are to the European Union. All references to “we”, “us”, “our”, “DRL”, “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries, unless otherwise specified. Market share data is based on information provided by Quintiles IMS Holding Inc. and its affiliates (“Quintiles IMS”), a provider of market research to the pharmaceutical industry, unless otherwise stated.

Except as otherwise stated in this report, all convenience translations from Indian rupees to U.S. dollars are at the certified foreign exchange rate of U.S.$1.00 = Rs.68.46, as published by Federal Reserve Board of Governors on June 29, 2018. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Information contained in our website, www.drreddys.com, is not part of this Quarterly Report and no portion of such information is incorporated herein.

Forward-Looking and Cautionary Statement

IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION TITLED “OPERATING AND FINANCIAL REVIEW, TREND INFORMATION” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT OUR ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE INFORMATION IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH AND/OR FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

2

3

ITEM 1. FINANCIAL STATEMENTS

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(in millions, except share and per share data)

Particulars	Note	June 30, 2018		June 30, 2018		March 31, 2018
		Convenience translation (See Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	4	U.S.$	32	Rs.	2,192	Rs.	2,638
Other investments	5		196		13,413		18,330
Trade and other receivables			700		47,927		40,617
Inventories	6		460		31,498		29,089
Derivative financial instruments			4		260		103
Tax assets			55		3,754		4,567
Other current assets			218		14,905		14,301
Total current assets before assets held for sale		U.S.$	1,664	Rs.	113,949	Rs.	109,645
Assets held for sale	25		14		948		-
Total current assets		U.S.$	1,678	Rs.	114,897	Rs.	109,645
Non-current assets
Property, plant and equipment		U.S.$	833	Rs.	57,020	Rs.	57,869
Goodwill	10		57		3,936		3,945
Other intangible assets			662		45,353		44,665
Trade and other receivables			2		168		169
Investment in equity accounted investees			32		2,183		2,104
Other investments	5		21		1,443		2,549
Deferred tax assets			71		4,841		3,628
Other non-current assets			15		1,039		1,030
Total non-current assets		U.S.$	1,694	Rs.	115,983	Rs.	115,959
Total assets		U.S.$	3,372	Rs.	230,880	Rs.	225,604
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables		U.S.$	216	Rs.	14,816	Rs.	16,052
Short-term borrowings	12		410		28,095		25,466
Long-term borrowings, current portion	12		1		58		63
Provisions			53		3,644		3,732
Tax liabilities			13		861		1,530
Derivative financial instruments			6		409		85
Bank overdraft	4		0		23		96
Other current liabilities			327		22,356		22,668
Total current liabilities		U.S.$	1,026	Rs.	70,262	Rs.	69,692
Non-current liabilities
Long-term borrowings	12	U.S.$	381	Rs.	26,097	Rs.	25,089
Deferred tax liabilities			10		690		730
Provisions			1		52		53
Other non-current liabilities			49		3,349		3,580
Total non-current liabilities		U.S.$	441	Rs.	30,188	Rs.	29,452
Total liabilities		U.S.$	1,467	Rs.	100,450	Rs.	99,144
Equity
Share capital	15	U.S.$	12	Rs.	830	Rs.	830
Share premium			116		7,955		7,790
Share based payment reserve			14		940		1,021
Capital redemption reserve			3		173		173
Retained earnings			1,730		118,414		113,865
Other components of equity			31		2,118		2,781
Total equity		U.S.$	1,905	Rs.	130,430	Rs.	126,460
Total liabilities and equity		U.S.$	3,372	Rs.	230,880	Rs.	225,604

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

4

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENTS

(in millions, except share and per share data)

		For the three months ended June 30,
Particulars	Note	2018		2018		2017
		Convenience translation (See Note 2(d))
Revenues(1)		U.S.$	543	Rs.	37,207	Rs.	33,159
Cost of revenues			241		16,479		16,062
Gross profit			303		20,728		17,097
Selling, general and administrative expenses			177		12,106		11,763
Research and development expenses			61		4,157		5,075
Other income, net	13		(4)		(303)		(194)
Total operating expenses			233		15,960		16,644
Results from operating activities (A)			70		4,768		453
Finance income			5		351		436
Finance expense			(3)		(195)		(215)
Finance income, net (B)	14		2		156		221
Share of profit of equity accounted investees, net of tax (C)			1		83		98
Profit before tax [(A)+(B)+(C)]			73		5,007		772
Tax expense	18		7		446		181
Profit for the period		U.S.$	67	Rs.	4,561	Rs.	591
Earnings per share:
Basic earnings per share of Rs.5/- each		U.S.$	0.40	Rs.	27.48	Rs.	3.57
Diluted earnings per share of Rs.5/- each		U.S.$	0.40	Rs.	27.45	Rs.	3.56

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

(1)	Effective July 1, 2017, Goods and Services Tax (“GST”) was introduced in India. Following the principles of IAS 18, revenues from operations are disclosed net of GST. For periods prior to July 1, 2017, the excise duty amount was recorded as part of revenues with a corresponding amount recorded in the cost of revenues. Accordingly, revenues and cost of revenues for the three months ended June 30, 2018 are not comparable with those of the previous period presented.

Tabulated below are the details of excise duty included in revenues:

	For the three months ended June 30,
	2018		2017
Excise duty included in revenues	Rs.	-	Rs.	173

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

(in millions, except share and per share data)

	For the three months ended June 30,
Particulars	2018		2018		2017
	Convenience translation (See Note 2(d))
Profit for the period	U.S.$	67	Rs.	4,561	Rs.	591
Other comprehensive income/(loss)
Items that will not be reclassified to the consolidated income statement:
Changes in the fair value of financial instruments	U.S.$	(8)	Rs.	(515)	Rs.	-
Tax impact on above items		2		140		-
Total of items that will not be reclassified subsequently to the consolidated income statement	U.S.$.	(5)	Rs.	(375)	Rs.	-
Items that will be reclassified subsequently to the consolidated income statement:
Changes in the fair value of financial instruments	U.S.$	-	Rs.	-	Rs.	(1,676)
Foreign currency translation adjustments		(1)		(78)		(107)
Effective portion of changes in fair value of cash flow hedges, net		(4)		(278)		110
Tax impact on above items		2		118		350
Total of items that will be reclassified subsequently to the consolidated income statement	U.S.$.	(3)	Rs.	(238)	Rs.	(1,323)
Other comprehensive loss for the period, net of tax	U.S.$.	(9)	Rs.	(613)	Rs.	(1,323)
Total comprehensive income/(loss) for the period	U.S.$	58	Rs.	3,948	Rs.	(732)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(in millions, except share and per share data)

Particulars	Share capital		Share premium		Share based payment reserve		Fair value reserve			Foreign currency translation reserve		Hedging reserve		Capital redemption reserve		Actuarial gains/(losses)		Retained earnings		Total
Balance as of April 1, 2018	Rs.	830	Rs.	7,790	Rs.	1,021	Rs.	(1,046)		Rs.	4,184	Rs.	45	Rs.	173	Rs.	(402)	Rs.	113,865	Rs.	126,460
Adjustment on account of transition to IFRS 9(1)		-		-		-		(50)			-		-		-		-		(12)		(62)
Adjusted balance as of April 1, 2018 (A)	Rs.	830	Rs.	7,790	Rs.	1,021	Rs.	(1,096	)(2)	Rs.	4,184	Rs.	45	Rs.	173	Rs.	(402)	Rs.	113,853	Rs.	126,398
Profit for the period		-		-		-		-			-		-		-		-		4,561		4,561
Net change in fair value of equity instruments, net of tax benefit of Rs.140		-		-		-		(375)			-		-		-		-		-		(375)
Foreign currency translation adjustments, net of tax benefit of Rs.14		-		-		-		-			(64)		-		-		-		-		(64)
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.104		-		-		-		-			-		(174)		-		-		-		(174)
Total comprehensive income (B)	Rs.	-	Rs.	-	Rs.	-	Rs.	(375)		Rs.	(64)	Rs.	(174)	Rs.	-	Rs.	-	Rs.	4,561	Rs.	3,948
Issue of equity shares on exercise of options		0		165		(165)		-			-		-		-		-		-		0
Share-based payment expense		-		-		84		-			-		-		-		-		-		84
Total transactions with owners of the Company (C)	Rs.	0	Rs.	165	Rs.	(81)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	84
Balance as of June 30, 2018 [(A)+(B)+(C)]	Rs.	830	Rs.	7,955	Rs.	940	Rs.	(1,471)		Rs.	4,120	Rs.	(129)	Rs.	173	Rs.	(402)	Rs.	118,414	Rs.	130,430
Convenience translation (See note 2(d))	U.S.$	12	U.S.$	116	U.S.$	14	U.S.$.	(21)		U.S.$	60	U.S.$.	(2)	U.S.$	3	U.S.$.	(6)	U.S.$	1,730	U.S.$	1,905

Balance as of April 1, 2017 (D)	Rs.	829	Rs.	7,359	Rs.	998	Rs.	2,744		Rs.	4,233	Rs.	86	Rs.	173	Rs.	(429)	Rs.	108,051	Rs.	124,044
Profit for the period		-		-		-		-			-		-		-		-		591		591
Net change in fair value of available for sale financial instruments, net of tax benefit of Rs.408		-		-		-		(1,268)			-		-		-		-		-		(1,268)
Foreign currency translation adjustments, net of tax expense of Rs.20		-		-		-		-			(127)		-		-		-		-		(127)
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.38		-		-		-		-			-		72		-		-		-		72
Total comprehensive income (E)	Rs.	-	Rs.	-	Rs.	-	Rs.	(1,268)		Rs.	(127)	Rs.	72	Rs.	-	Rs.	-	Rs.	591	Rs.	(732)
Issue of equity shares on exercise of options		0		142		(142)		-			-		-		-		-		-		0
Share-based payment expense		-		-		111		-			-		-		-		-		-		111
Total transactions with owners of the Company (F)	Rs.	0	Rs.	142	Rs.	(31)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	111
Balance as of June 30, 2017 [(D)+(E)+(F)]	Rs.	829	Rs.	7,501	Rs.	967	Rs.	1,476		Rs.	4,106	Rs.	158	Rs.	173	Rs.	(429)	Rs.	108,642	Rs.	123,423

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

(1)	Consists of mark to market gains on mutual funds amounting to Rs.50, offset by an impairment loss of Rs.62 on trade receivables. The net impact of Rs.12 was transferred to retained earnings.
(2)	Represents mark to market gain/(loss) on available-for-sale financial instruments (under IAS 39) recognized in other comprehensive income (“OCI”). The amount will be retained in OCI and will be re-classified to retained earnings only on disposal of these investments.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(in millions, except share and per share data)

	For the three months ended June 30,
Particulars	2018		2018		2017
	Convenience translation (See Note 2(d))
Cash used in operating activities:
Profit for the period	U.S.$	67	Rs.	4,561	Rs.	591
Adjustments for:
Income tax expense	7		446		181
Realized and unrealized gains on investments	(2)		(108)		(283)
Depreciation and amortization	44		2,983		2,799
Impairment loss on property, plant and equipment, and other intangible assets	2		127		-
Inventory write-downs	12		816		718
Allowance for credit loss and doubtful trade and other receivables	0		30		(10)
Loss/(profit) on sale of property, plant and equipment and other intangible assets, net	(1)		(68)		4
Allowance for sales returns	10		683		850
Share of profit of equity accounted investees	(1)		(83)		(98)
Exchange gain, net	(10)		(709)		(1,048)
Interest income, net	1		62		72
Equity settled share-based payment expense	1		84		111
Changes in operating assets and liabilities:
Trade and other receivables	(95)		(6,492)		(3,111)
Inventories	(46)		(3,178)		(167)
Trade and other payables	(13)		(862)		(46)
Other assets and other liabilities	(31)		(2,119)		(2,182)
Cash used in operations	(56)		(3,827)		(1,619)
Income tax paid	(17)		(1,195)		(360)
Net cash used in operating activities	U.S.$.	(73)	Rs.	(5,022)	Rs.	(1,979)
Cash flows from/(used in) investing activities:
Purchase of property, plant and equipment	(34)		(2,307)		(2,755)
Proceeds from sale of property, plant and equipment, and other intangible assets	5		325		30
Acquisition of other intangible assets	(3)		(205)		(304)
Purchase of other investments	(220)		(15,031)		(5,308)
Proceeds from sale of other investments	301		20,595		8,028
Interest and dividend received	1		85		82
Net cash from/(used in) investing activities	U.S.$	51	Rs.	3,462	Rs.	(227)
Cash flows from financing activities:
Proceeds from issuance of equity shares	0		0		-
Proceeds from/(repayment of) short-term borrowings, net	23		1,583		(17,350)
Proceeds from long-term borrowings	-		-		19,065
Repayment of long-term borrowings	(0)		(24)		(115)
Interest paid	(5)		(365)		(309)
Net cash from financing activities	U.S.$	17	Rs.	1,194	Rs.	1,291
Net decrease in cash and cash equivalents	(5)		(366)		(915)
Effect of exchange rate changes on cash and cash equivalents	(0)		(7)		(39)
Cash and cash equivalents at the beginning of the period	37		2,542		3,779
Cash and cash equivalents at the end of the period (Refer Note 4)	U.S.$	32	Rs.	2,169	Rs.	2,825

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

1. Reporting entity

Dr. Reddy’s Laboratories Limited (the “parent company”), together with its subsidiaries and joint ventures (collectively, the “Company”), is a leading India-based pharmaceutical company headquartered in Hyderabad, Telangana, India. Through its three businesses - Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – the Company offers a portfolio of products and services, including Active Pharmaceutical Ingredients (“APIs”), Custom Pharmaceutical Services (“CPS”), generics, biosimilars and differentiated formulations. The Company’s principal research and development facilities are located in the states of Telangana and Karnataka in India, Cambridge in the United Kingdom and Leiden in the Netherlands; its principal manufacturing facilities are located in the states of Telangana, Andhra Pradesh and Himachal Pradesh in India, Cuernavaca-Cuautla in Mexico, Mirfield in the United Kingdom, and Louisiana in the United States; and its principal markets are in India, Russia, the United States, the United Kingdom, and Germany. The Company’s shares trade on the Bombay Stock Exchange and the National Stock Exchange in India and on the New York Stock Exchange in the United States.

2. Basis of preparation of financial statements

a) Statement of compliance

These unaudited condensed consolidated interim financial statements (hereinafter referred to as “interim financial statements”) are prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required for a complete set of annual financial statements and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2018. These interim financial statements were authorized for issuance by the Company’s Board of Directors on August 6, 2018.

b)  Significant accounting policies

The accounting policies applied by the Company in these interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as at and for the year ended March 31, 2018 contained in the Company’s Annual Report on Form 20-F except for the changes to the accounting policies on adoption of IFRS 9, “Financial instruments”, and IFRS 15, “Revenue from Contracts with Customers”.

Impact of adoption of IFRS 9 and IFRS 15

IFRS 9, Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, “Financial instruments”. IFRS 9 significantly differs from IAS 39, “Financial Instruments: Recognition and Measurement”, and includes a logical model for classification and measurement, a single, forward-looking “expected loss” impairment model and a substantially-reformed approach to hedge accounting. The Company applied the modified retrospective method upon adoption of IFRS 9 on April 1, 2018. This method requires the recognition of the cumulative effect of initially applying IFRS 9 to retained earnings and not to restate prior years. The cumulative effect recorded at April 1, 2018 was a decrease to retained earnings of Rs.12.

Detailed below is the impact of the implementation of IFRS 9 on the Company.

Investment in mutual funds

The most significant impact to the Company, upon adoption of IFRS 9, relates to the treatment of the unrealized gains and losses from changes in fair value on investment in mutual funds. Investment in mutual funds, was previously classified as available-for-sale investments. The unrealized gains and losses which were previously recognized in the consolidated statement of other comprehensive income will now be recognized in the consolidated income statement. On transition, the unrealized gain of Rs.50 earlier recognized in other comprehensive income was transferred to retained earnings.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2. Basis of preparation of financial statements (continued)

b) Significant accounting policies (continued)

Investment in equity shares

All equity investments within the scope of IFRS 9 are measured at fair value. Equity instruments which are held for trading and contingent consideration recognized by an acquirer in a business combination to which IFRS 3 applies are classified as at fair value through profit and loss (“FVTPL”). For all other equity instruments, the Company may make an irrevocable election to present in other comprehensive income subsequent changes in the fair value (“FVTOCI”). The Company makes such election on an instrument by-instrument basis. The classification is made on initial recognition and is irrevocable.

The Company has elected the irrevocable option to record fair value movements on certain equity investments in the consolidated statement of other comprehensive income with no future recycling of such gains and losses to the consolidated income statement. On transition, an amount of Rs.1,096 representing the change in the fair value of equity instruments as on April 1, 2018, was retained in other comprehensive income and will be recycled to retained earnings on sale of such instruments.

Impairment of trade receivables

In accordance with IFRS 9, the Company has implemented the expected credit loss (“ECL”) model for measurement and recognition of impairment loss on its trade receivables or any contractual right to receive cash or another financial asset that result from transactions that are within the scope of IFRS 15.

The Company follows a “simplified approach” which does not require the Company to track changes in credit risk but rather recognize impairment loss allowance based on lifetime ECLs at each reporting date, right from its initial recognition. For this purpose, the Company designed a provision matrix to determine impairment loss allowance on the portfolio of its trade receivables. The provision matrix is based on its historically observed default rates over the expected life of the trade receivables and is adjusted for forward-looking estimates. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed.

Hedge accounting

The new hedge accounting model introduced by the standard requires hedge accounting relationships to be based upon the Company’s own risk management strategy and objectives, and to be discontinued only when the relationships no longer qualify for hedge accounting. Based on the impact of the adoption assessment performed, the Company believes that its hedge relationships designated under IAS 39, “Financial Instruments: Recognition and Measurement”, will continue to be designated as such under the new hedge accounting requirements.

Tabulated below is the impact of the implementation of IFRS 9 on the financial position of the Company on the transition date:

	April 1, 2018		IFRS 9 adjustment		Adjusted April 1, 2018
Current assets:
Trade and other receivables	Rs.	40,617	Rs.	(87)	Rs.	40,530
Non-current assets:
Deferred tax assets	Rs.	3,628	Rs.	25	Rs.	3,653
Equity:
Retained earnings	Rs.	113,865	Rs.	(12)	Rs.	113,853
Other components of equity	2,781		(50)		2,731

10

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2. Basis of preparation of financial statements (continued)

b) Significant accounting policies (continued)

IFRS 15, Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”. This comprehensive new standard supersedes IAS 18, “Revenue”, IAS 11, “Construction contracts” and related interpretations. The new standard amends revenue recognition requirements and establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The impacts of the adoption of the new standard are summarized below:

Revenue comprises of revenue from sale of goods, service income and income from licensing arrangements. Of these three sources of revenue, substantial portion of revenue (approximately 97%) is generated from the sale of goods.

Sale of goods

Revenue from sales of goods comprises of sale of generic and branded products and sale of active pharmaceutical ingredients and intermediates. Revenue from sale of goods is recognized where control is transferred to the Company’s customers at the time of shipment to or receipt of goods by the customers or when the services are performed by the Company. There is no change in the point of recognition of revenue upon adoption of IFRS 15.

Service income

Service income, which primarily relates to revenue from contract research is recognized as and when the underlying services are performed. There is no change in the point of recognition of revenue upon adoption of IFRS 15. Upfront non-refundable payments received under these arrangements continue to be deferred and are recognized over the expected period that related services are to be performed.

License fees

License fees primarily consist of income from the out-licensing of intellectual property (“IP”), and other licensing and supply arrangements with various parties. Revenue from license fees is recognized when control transfers to the third party and the Company’s performance obligations are satisfied. The adoption of IFRS 15 did not significantly change the timing or amount of revenue recognized from these arrangements, nor did it change accounting for these royalty arrangements, as the standard’s royalty exception is applied for IP licenses. Upfront non-refundable payments received under these arrangements continue to be deferred and are recognized over the expected period that related services are to be performed.

Profit share revenues and milestone payments

Revenues from sales of goods also include revenues from profit sharing arrangements with business partners for sales of the Company’s products in certain markets. Furthermore, the Company receives milestone payments related to out-licensing of the IP. Under IFRS 15, the profit share amount is recognized only to the extent that it is highly probable that a significant reversal in the amount of profit share will not occur when the uncertainty associated with the profit share is subsequently resolved. The adoption of IFRS 15 did not significantly change the timing or amount of revenue recognized under these arrangements.

The Company applied the modified retrospective method upon adoption of IFRS 15 on April 1, 2018. This method requires the recognition of the cumulative effect of initially applying IFRS 15 to retained earnings and not to restate prior years.

Overall, the application of this standard did not have a material impact on the revenue streams from the sale of goods and associated rebates and sales returns provision.

11

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2.	Basis of preparation of financial statements (continued)

c) Basis of measurement

These interim financial statements have been prepared on the historical cost convention and on an accrual basis, except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value;

•	certain financial assets are measured either at fair value or at amortized cost depending on the classification;

•	employee defined benefit assets/(liabilities) are recognized as the net total of the fair value of plan assets, adjusted for actuarial gains/(losses) and the present value of the defined benefit obligation;

•	long term borrowings, except obligations under finance leases, are measured at amortized cost using the effective interest rate method;

•	share-based payments are measured at fair value; and

•	investments in joint ventures are accounted for using the equity method.

d)  Convenience translation

These interim financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, these interim financial statements as of and for the three months ended June 30, 2018 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1.00 = Rs.68.46, as published by the Federal Reserve Board of Governors on June 29, 2018. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is not subject to review by the Company’s independent auditors.

e)  Functional and presentation currency

These interim financial statements are presented in Indian rupees, which is the functional currency of the parent company. All financial information presented in Indian rupees has been rounded to the nearest million.

In respect of certain non-Indian subsidiaries that operate as marketing arms of the parent company in their respective countries/regions, the functional currency has been determined to be the functional currency of the parent company (i.e., the Indian rupee). The operations of these entities are largely restricted to importing of finished goods from the parent company in India, sales of these products in the foreign country and making of import payments to the parent company. The cash flows realized from sales of goods are available for making import payments to the parent company and cash is paid to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent company. The financing of these subsidiaries is done directly or indirectly by the parent company.

In respect of subsidiaries whose operations are self-contained and integrated within their respective countries/regions, the functional currency has been generally determined to be the local currency of those countries/regions, unless use of a different currency is considered appropriate.

f)  Use of estimates and judgments

The preparation of interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. In preparing these interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as at and for the year ended March 31, 2018.

12

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2.	Basis of preparation of financial statements (continued)

g)  Recent accounting pronouncements

Standards issued but not yet effective and not early adopted by the Company

IFRS 16, Leases

In January 2016, the IASB issued a new standard, IFRS 16, “Leases”. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, “Leases”, and related interpretations and is effective for annual reporting periods beginning on or after January 1, 2019. Earlier adoption of IFRS 16 is permitted if IFRS 15, “Revenue from Contracts with Customers”, has also been applied.

Upon adoption, a portion of the annual operating lease expense, which is currently fully recognized as functional expense, will be recognized as finance expense. Further, a portion of the annual lease payments recognized in the cash flow statement as reduction of lease liability will be recognized as outflow from financing activities, which are currently fully recognized as an outflow from operating activities.

The undiscounted and non-cancellable operating lease commitments of Rs.1,929 and Rs.1,710 as at March 31, 2018 and 2017, respectively, as disclosed in Note 27 of Form 20-F as of March 31, 2018, provide an indicator of the impact of implementation of IFRS 16 on the consolidated financial statements of the Company. Accordingly, the Company believes that the adoption of IFRS 16 will not have a material impact on its consolidated financial statements.

IFRIC 23, Uncertainty over Income Tax Treatments

On June 7, 2017, the IFRS Interpretations Committee issued IFRIC 23, which clarifies how the recognition and measurement requirements of IAS 12 “Income Taxes”, are applied where there is uncertainty over income tax treatments.

IFRIC 23 explains how to recognize and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment. An uncertain tax treatment is any tax treatment applied by an entity where there is uncertainty over whether that treatment will be accepted by the applicable tax authority. For example, a decision to claim a deduction for a specific expense or not to include a specific item of income in a tax return is an uncertain tax treatment if its acceptability is uncertain under applicable tax law. The interpretation provides specific guidance in several areas where previously IAS 12 was silent. IFRIC 23 applies to all aspects of income tax accounting where there is an uncertainty regarding the treatment of an item, including taxable profit or loss, the tax bases of assets and liabilities, tax losses and credits and tax rates.

The interpretation is effective for annual reporting periods beginning on or after January 1, 2019. Earlier application is permitted. An entity can, on initial application, elect to apply this interpretation either:

•	retrospectively applying IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, if possible without the use of hindsight; or

•	retrospectively, with the cumulative effect of initially applying the interpretation recognized at the date of initial application as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate).

The Company is in the process of evaluating the impact of IFRIC 23 on the consolidated financial statements.

13

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3.	Segment reporting

The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The CODM reviews revenue and gross profit as the performance indicator for all of the operating segments, and does not review the total assets and liabilities of an operating segment. The Chief Executive Officer is the CODM of the Company.

The Company’s reportable operating segments are as follows:

•	Global Generics;
•	Pharmaceutical Services and Active Ingredients (“PSAI”); and
•	Proprietary Products.

Global Generics. This segment consists of the Company’s business of manufacturing and marketing prescription and over-the-counter finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the operations of the Company’s biologics business.

Pharmaceutical Services and Active Ingredients. This segment consists of the Company’s business of manufacturing and marketing active pharmaceutical ingredients and intermediates, also known as “API” or bulk drugs, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediates become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes the Company’s contract research services business and the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements.

Proprietary Products. This segment consists of the Company’s business that focuses on the research, development, and manufacture of differentiated formulations. These products fall within the dermatology and neurology therapeutic areas and are marketed and sold through Promius® Pharma, LLC.

Others.  This consists of the operations of the Company’s wholly-owned subsidiary, Aurigene Discovery Technologies Limited, a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation and which works with established pharmaceutical and biotechnology companies in early-stage collaborations, bringing drug candidates from hit generation to pre-clinical development.

The measurement of each segment’s revenues and expenses is consistent with the accounting policies that are used in preparation of the Company’s consolidated financial statements.

14

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3. Segment reporting (continued)

Information about segments:	For the three months ended June 30, 2018										For the three months ended June 30, 2017
Segments	Global Generics		PSAI		Proprietary Products		Others		Total		Global Generics		PSAI		Proprietary Products		Others		Total
Revenues(1)	Rs.	30,636	Rs.	5,409	Rs.	726	Rs.	436	Rs.	37,207	Rs.	27,455	Rs.	4,651	Rs.	512	Rs.	541	Rs.	33,159
Gross profit	Rs.	18,756	Rs.	1,185	Rs.	594	Rs.	193	Rs.	20,728	Rs.	15,836	Rs.	533	Rs.	418	Rs.	310	Rs.	17,097
Selling, general and administrative expenses										12,106										11,763
Research and development expenses										4,157										5,075
Other (income)/expense, net										(303)										(194)
Results from operating activities									Rs.	4,768									Rs.	453
Finance (expense)/income, net										156										221
Share of profit of equity accounted investees, net of tax										83										98
Profit before tax									Rs.	5,007									Rs.	772
Tax expense										446										181
Profit for the period									Rs.	4,561									Rs.	591

(1)	Revenues for the three months ended June 30, 2018 and 2017 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, which amount to Rs.1,486 and Rs.1,239, respectively.

Analysis of revenues by geography:

The following table shows the distribution of the Company’s revenues by country, based on the location of the customers:

	For the three months ended June 30,
Country	2018		2017
India	Rs.	6,821	Rs.	6,075
United States		17,708		16,301
Russia		3,788		3,461
Others		8,890		7,322
	Rs.	37,207	Rs.	33,159

15

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

4. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of
	June 30, 2018		March 31, 2018
Cash balances	Rs.	2	Rs.	2
Balances with banks		1,464		1,454
Term deposits with banks (original maturities up to 3 months)		726		1,182
Cash and cash equivalents in the statement of financial position		2,192		2,638
Bank overdrafts used for cash management purposes		23		96
Cash and cash equivalents in the statement of cash flow	Rs.	2,169	Rs.	2,542
Restricted cash balances included above
Balance in unclaimed dividend account	Rs.	71	Rs.	72
Other restricted cash balances		16		14

5. Other investments

Other investments primarily consist of investments in units of mutual funds, equity securities, bonds, commercial paper and term deposits (i.e., certificates of deposit having an original maturity period exceeding 3 months) with banks. The details of such investments as of June 30, 2018 and March 31, 2018 were as follows:

	As of June 30, 2018						As of March 31, 2018
	Cost		Unrealized gain/(loss)		Fair value/ Amortized cost(2)		Cost		Unrealized gain/(loss)		Fair value / Amortized cost(2)
In units of mutual funds	Rs.	7,687	Rs.	73	Rs.	7,760	Rs.	14,703	Rs.	75	Rs.	14,778
In equity securities(1)		2,703		(2,023)		680		2,703		(1,508)		1,195
In bonds		6,118		-		6,118		4,633		-		4,633
In commercial paper		232		-		232		232		-		232
Term deposits with banks		45		-		45		41		-		41
Others		21		-		21		-		-		-
	Rs.	16,806	Rs.	(1,950)	Rs.	14,856	Rs.	22,312	Rs.	(1,433)	Rs.	20,879
Current portion
In units of mutual funds	Rs.	7,687	Rs.	73	Rs.	7,760	Rs.	14,703	Rs.	75	Rs.	14,778
In bonds		5,377		-		5,377		3,279		-		3,279
In commercial paper		232		-		232		232		-		232
Term deposits with banks		44		-		44		41		-		41
	Rs.	13,340	Rs.	73	Rs.	13,413	Rs.	18,255	Rs.	75	Rs.	18,330
Non-current portion
In equity securities(1)	Rs.	2,703	Rs.	(2,023)	Rs.	680	Rs.	2,703	Rs.	(1,508)	Rs.	1,195
In bonds		741		-		741		1,354		-		1,354
Term deposits with banks		1		-		1		-		-		-
Others		21		-		21		-		-		-
	Rs.	3,466	Rs.	(2,023)	Rs.	1,443	Rs.	4,057	Rs.	(1,508)	Rs.	2,549

(1)	Primarily represents the shares of Curis, Inc. Refer to Note 22 of these interim financial statements for further details.

(2)	Interest accrued but not due on bonds, commercial paper and term deposits with banks is included in other assets.

For the purpose of measurement, the aforesaid investments are classified as under:

Investments in units of mutual funds	Fair value through profit and loss
Investments in equity securities	Fair value through other comprehensive income
Investments in bonds, commercial paper, term deposits and others	Amortized cost

16

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

6. Inventories

Inventories consist of the following:

	As of
	June 30, 2018		March 31, 2018
Raw materials	Rs.	7,995	Rs.	7,294
Packing materials, stores and spares		2,326		2,394
Work-in-progress		7,728		7,175
Finished goods		13,449		12,226
	Rs.	31,498	Rs.	29,089

Details of inventories recognized in consolidated income statement:

	For the three months ended June 30,
	2018		2017
Raw materials, stores and spares, and changes in finished goods and work in progress	Rs.	8,479	Rs.	7,030
Inventory write-downs		816		718

7. Hedges of foreign currency exchange rate risks

The Company is exposed to exchange rate risk that arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, U.K. pounds sterling, Russian roubles and Euros, and foreign currency debt in U.S. dollars, Russian roubles, Ukrainian hryvnias and Euros. The Company uses forward, option and currency swap contracts (collectively, “derivatives”) to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments such as foreign currency borrowings as part of its foreign currency exposure risk mitigation strategy.

Details of gain/(loss) recognized in respect of derivative contracts

	For the three months ended June 30,
	2018		2017
Net gain/(loss) recognized in finance costs in respect of foreign exchange derivative contracts	Rs.	(523)	Rs.	82
Net gain/(loss) recognized in equity in respect of hedges of highly probable forecast transactions		(278)		110
Net gain/(loss) recognized as component of revenue		(32)		133

The net carrying amount of the Company’s “hedging reserve” as a component of equity before adjusting for tax impact was a loss of Rs.229 as at June 30, 2018, as compared to a gain of Rs.49 as at March 31, 2018.

8. Financial instruments

Non-derivative financial instruments

Non-derivative financial instruments consist of investments in mutual funds, equity and debt securities, trade receivables, cash and cash equivalents, loans and borrowings, and trade payables.

Derivative financial instruments

The Company uses derivative contracts to mitigate its risk of changes in foreign currency exchange rates. The Company uses interest rate swaps (including cross currency interest rate swaps) to mitigate the risk of changes in interest rates.

17

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

8. Financial instruments (continued)

The carrying value and fair value of financial instruments as at June 30, 2018 and March 31, 2018 were as follows:

	As of June 30, 2018				As of March 31, 2018
	Total carrying value		Total fair value		Total carrying value		Total fair value
Assets:
Cash and cash equivalents	Rs.	2,192	Rs.	2,192	Rs.	2,638	Rs.	2,638
Other investments(1)		14,856		14,856		20,879		20,879
Trade and other receivables		48,095		48,095		40,786		40,786
Derivative financial assets		260		260		103		103
Other assets(2)		2,523		2,523		2,273		2,273
Total	Rs.	67,926	Rs.	67,926	Rs.	66,679	Rs.	66,679
Liabilities:
Trade and other payables		Rs.14,816		Rs.14,816		Rs.16,052		Rs.16,052
Derivative financial liabilities		409		409		85		85
Long-term borrowings		26,155		26,155		25,152		25,152
Short-term borrowings		28,095		28,095		25,466		25,466
Bank overdraft		23		23		96		96
Other liabilities and provisions(3)		20,691		20,691		20,712		20,712
Total	Rs.	90,189	Rs.	90,189	Rs.	87,563	Rs.	87,563

(1)	Interest accrued but not due on investments is included in other assets.

(2)	Other assets that are not financial assets (such as receivables from statutory authorities, export benefit receivables, prepaid expenses, advances paid and certain other receivables) of Rs.13,421 and Rs.13,058 as of June 30, 2018 and March 31, 2018, respectively, are not included.

(3)	Other liabilities and provisions that are not financial liabilities (such as statutory dues payable, deferred revenue, advances from customers and certain other accruals) of Rs.8,710 and Rs.9,321 as of June 30, 2018 and March 31, 2018, respectively, are not included.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of June 30, 2018:

Particulars	Level 1		Level 2		Level 3		Total
Investments in units of mutual funds	Rs.	7,760	Rs.	-	Rs.	-	Rs.	7,760
Investment in equity securities		680		-		-		680
Derivative financial instruments - net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)		-		(149)		-		(149)

18

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

8. Financial instruments (continued)

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2018:

Particulars	Level 1		Level 2		Level 3		Total
Available for sale - Financial asset - Investments in units of mutual funds	Rs.	14,778	Rs.	-	Rs.	-	Rs.	14,778
Available for sale - Financial asset - Investment in equity securities		1,195		-		-		1,195
Derivative financial instruments – net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)		-		18		-		18

(1) The Company enters into derivative contracts with various counterparties, principally financial institutions and banks. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward option and swap contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black-Scholes-Merton models (for option valuation), using present value calculations. The models incorporate various inputs including foreign exchange forward rates, interest rate curves and forward rate curves.

As at June 30, 2018 and March 31, 2018, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

9. Property, plant and equipment

Acquisitions and disposals

	For the three months ended				For the year ended
	June 30, 2018		June 30, 2017		March 31, 2018
Cost of assets acquired during the period	Rs.	1,925	Rs.	2,370	Rs.	8,894
Net book value of assets disposed of during the period		13		34		157
Loss/(gain) on disposal during the period		(6)		4		55
Net book value of assets classified as held for sale (A)		786		-		-
Impairment loss recorded on write-down of assets to fair value less costs to sell (B)		(94)		-		-
Assets classified as held for sale [(A)+(B)]		692		-		-

Consequent to the Company’s plan to dispose of certain non-current assets, these assets were measured at lower of the carrying value and fair value less costs to sell. Accordingly, an amount of Rs.94 has been recognized as impairment loss for the three months ended June 30, 2018.

Depreciation expense

	For the three months ended
	June 30, 2018		June 30, 2017
Cost of revenues	Rs.	1,616	Rs.	1,553
Selling, general and administrative expenses		189		193
Research and development expenses		315		262
	Rs.	2,120	Rs.	2,008

Capital commitments

As of June 30, 2018 and March 31, 2018, the Company was committed to spend Rs.2,745 and Rs.3,788, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchase commitments.

19

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

10. Goodwill

Goodwill arising on business combinations is not amortized but is tested for impairment at least annually, or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.

The following table presents goodwill as at June 30, 2018 and March 31, 2018:

	As of
	June 30, 2018		March 31, 2018
Opening balance, gross	Rs.	20,219	Rs.	20,026
Effect of translation adjustments		(9)		193
Impairment loss(1)		(16,274)		(16,274)
Closing balance	Rs.	3,936	Rs.	3,945

(1)	The impairment loss of Rs.16,274 includes Rs.16,003 pertaining to the Company’s German subsidiary, betapharm Arzneimittel GmbH, which is part of the Company’s Global Generics segment. This impairment loss was recorded during the years ended March 31, 2009 and 2010.

11. Other intangible assets

	For the three months ended				For the year ended
	June 30, 2018		June 30, 2017		March 31, 2018
Additions during the period	Rs.	347	Rs.	551	Rs.	2,605
Impairment loss recognized during the period		33		-		53

Amortization of other intangible assets

	For the three months ended
	June 30, 2018		June 30, 2017
Selling, general and administrative expenses	Rs.	765	Rs.	698
Cost of revenues		68		60
Research and development expenses		30		33
	Rs.	863	Rs.	791

Details of significant separately acquired intangible assets as of June 30, 2018:

Particulars of the asset	Acquired from	Carrying cost
ANDAs	Teva and an affiliate of Allergan	Rs.	24,526
Select portfolio of assets	UCB India Private Limited and affiliates		5,422
Intellectual property rights relating to PPC-06	Xenoport, Inc		3,406
Habitrol ® brand	Novartis Consumer Health Inc.		2,864
Beta brand	-		1,531
Commercialization rights for an anti-cancer biologic agent	Eisai Company Limited		1,126
Intellectual property rights relating to Xeglyze™ lotion	Hatchtech Pty Limited		1,062
Brands	Ducere Pharma LLC		853
Intellectual property rights relating to fondaparinux sodium	Alchemia Limited		409
ANDAs	Gland Pharma Limited		322

20

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

12. Loans and borrowings

Short-term borrowings

Short-term borrowings primarily consist of “pre-shipment credit” drawn by the parent company and other unsecured loans drawn by certain of its subsidiaries in Switzerland, Germany, the United States, Russia and Ukraine.

Short-term borrowings consist of the following:

	As of
	June 30, 2018		March 31, 2018
Pre-shipment credit	Rs.	21,973	Rs.	21,008
Other foreign currency borrowings		6,122		4,458
	Rs.	28,095	Rs.	25,466

The interest rate profile of short-term borrowings from banks is given below:

	As at
	June 30, 2018		March 31, 2018
	Currency(1)	Interest Rate	Currency	Interest Rate
Pre-shipment credit	USD	1 Month LIBOR + (30) to 40 bps	USD	1 Month LIBOR + (30) to 30 bps
	INR	6.00%	INR	6.00%
	-	-	RUB	6.75%
Other foreign currency borrowings	USD	1 Month LIBOR + 65 to 85 bps	USD	1 Month/3 Months LIBOR + 65 to 85 bps
	RUB	8.20%	RUB	8.20%
	UAH	18.80%	UAH	18.00%

(1) “INR” means Indian rupees, “RUB” means Russian roubles, and “UAH” means Ukrainian hryvnia.

Long-term borrowings

Long-term borrowings consist of the following:

	As of
	June 30, 2018		March 31, 2018
Foreign currency borrowing by the parent company	Rs.	5,128	Rs.	4,880
Foreign currency borrowing by the Swiss Subsidiary		17,010		16,185
Foreign currency borrowing by the German Subsidiary		3,351		3,394
Obligations under finance leases		666		693
	Rs.	26,155	Rs.	25,152
Current portion
Obligations under finance leases	Rs.	58	Rs.	63
	Rs.	58	Rs.	63
Non-current portion
Foreign currency borrowing by the parent company	Rs.	5,128	Rs.	4,880
Foreign currency borrowing by the Swiss Subsidiary		17,010		16,185
Foreign currency borrowing by the German Subsidiary		3,351		3,394
Obligations under finance leases		608		630
	Rs.	26,097	Rs.	25,089

The terms “Swiss Subsidiary” and “German Subsidiary”, as used in the above table, are defined below.

21

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

12. Loans and borrowings (continued)

Long-term borrowings (continued)

Long-term bank loan of the parent company

During the year ended March 31, 2014, the Company borrowed U.S.$150. The Company was required to repay the loan in five equal quarterly installments commencing at the end of the 54th month and continuing until the end of the 66th month from August 12, 2013. During the three months ended December 31, 2016, the Company entered into a financing arrangement with certain financial institutions to refinance the aforementioned borrowing of U.S.$150.

The Company repaid U.S.$75 of this loan on November 28, 2016, and is required to repay the U.S.$75 balance of the loan in 3 equal installments at the end of the 40th month, 43rd month and 46th month after the date the loan was refinanced.

Long-term bank loan of subsidiary companies

During the three months ended June 30, 2017, the Company incurred long-term borrowings of U.S.$250 in Dr. Reddy’s Laboratories, SA, one of the Company’s subsidiaries in Switzerland (the “Swiss Subsidiary”), and EUR 42 in Reddy Holding GmbH, one of the Company’s subsidiaries in Germany (the “German Subsidiary”). The aforesaid loans are repayable over a 36 month period commencing at the end of the 24th month and continuing through the 60th month following the date of the loan agreement.

All the foregoing loan agreements impose various financial covenants on the Company. As of June 30, 2018, the Company was in compliance with all such financial covenants.

The interest rate profiles of long-term borrowings (other than obligations under finance leases) as at June 30, 2018 and March 31, 2018 were as follows:

As at
	June 30, 2018		March 31, 2018
	Currency	Interest Rate	Currency	Interest Rate
Foreign currency borrowings	USD	LIBOR + 70 to 105 bps	USD	LIBOR + 45 to 82.7 bps
	EUR	0.81%	EUR	0.81%

Undrawn lines of credit from banks

The Company had undrawn lines of credit of Rs.28,060 and Rs.24,046 as of June 30, 2018 and March 31, 2018, respectively, from its banks for working capital requirements. The Company has the right to draw upon these lines of credit based on its working capital requirements.

13. Other (income)/expense, net

Other (income)/expense, net consists of the following:

	For the three months ended June 30,
	2018		2017
(Gain)/loss on sale/disposal of property, plant and equipment and other intangibles, net	Rs.	(68)	Rs.	4
Sale of spent chemicals		(93)		(59)
Scrap sales		(41)		(32)
Miscellaneous income, net		(101)		(107)
	Rs.	(303)	Rs.	(194)

22

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

14. Finance income/(expense)/, net

Finance income/(expense)/, net consists of the following:

	For the three months ended June 30,
	2018		2017
Interest income	Rs.	133	Rs.	143
Profit on sale of units of mutual funds		102		283
Unrealized gain measured at FVTPL on units of mutual funds		6		-
Foreign exchange gain		110		10
Finance income (A)	Rs.	351	Rs.	436
Interest expense		(195)		(215)
Finance expense (B)	Rs.	(195)	Rs.	(215)
Finance (expense)/income, net [(A)+(B)]	Rs.	156	Rs.	221

15. Share capital and share premium

The following table presents the changes in number of equity shares and amount of equity share capital for the three months ended June 30, 2018 and June 30, 2017:

	As of June 30, 2018			As of June 30, 2017
	Number	Amount		Number	Amount
Opening number of equity shares	165,910,907	Rs.	830	165,741,713	Rs.	829
Issue of equity shares on exercise of options(1)	62,321		0	60,261		0
Closing number of equity shares	165,973,228	Rs.	830	165,801,974	Rs.	829

(1)	During the three months ended June 30, 2018 and 2017, equity shares were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Plan-2002 and Dr. Reddy’s Employees Stock Option Plan-2007. All of the options exercised had an exercise price of Rs.5, being equal to the par value of the underlying shares. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the “share based payment reserve” was transferred to “share premium” in the unaudited condensed consolidated statements of changes in equity.

16. Employee stock incentive plans

Pursuant to the special resolutions approved by the shareholders in the Annual General Meetings held on September 24, 2001 and on July 27, 2005, respectively, the Company instituted the Dr. Reddy’s Employees Stock Option Plan-2002 (the “DRL 2002 Plan”) and the Dr. Reddy’s Employees ADR Stock Option Plan-2007 (the “DRL 2007 Plan”), each of which allows for grants of stock options to eligible employees.

The terms and conditions of the grants made during the three months ended June 30, 2018 under the above plans were as follows:

Particulars	Number of instruments	Exercise price		Vesting period	Contractual life
DRL 2002 Plan	4,892	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan	19,306	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan	102,960	Rs.	1,982.00	1 to 4 years	5 years

The above grants were made on May 21, 2018.

The terms and conditions of the grants made during the three months ended June 30, 2017 under the above plans were as follows:

Particulars	Number of instruments	Exercise price		Vesting period	Contractual life
DRL 2002 Plan	151,712	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan	63,304	Rs.	5.00	1 to 4 years	5 years

The above grants were made on May 11, 2017.

23

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

16. Employee stock incentive plans (continued)

The fair value of services received in return for stock options granted to employees is measured by reference to the fair value of stock options granted. The fair value of stock options has been measured using the Black-Scholes-Merton valuation model at the date of the grant.

The weighted average inputs used in computing the fair value of such grants were as follows:

	May 21, 2018		May 11, 2017
Expected volatility		32.97%		30.08%
Exercise price	Rs.	5.00 / Rs.1,982.00	Rs.	5.00
Option life		2.5 Years		2.5 Years
Risk-free interest rate		7.46%		6.69%
Expected dividends		1.06%		0.77%
Grant date share price	Rs.	1,893.05	Rs.	2,594.00

Share-based payment expense

	For the three months ended
	June 30, 2018		June 30, 2017
Cash settled share-based payment expense(1)	Rs.	20	Rs.	9
Equity settled share-based payment expense(2)		84		111
	Rs.	104	Rs.	120

(1)	Certain of the Company’s employees are eligible to receive share based payment awards that are settled in cash. These awards would vest only upon satisfaction of certain service conditions which range from 1 to 4 years. These awards entitle the employees to a cash payment on the vesting date. The amount of the cash payment is determined based on the price of the Company’s ADSs at the time of vesting. As of June 30, 2018, there was Rs.54 of total unrecognized compensation cost related to unvested awards. This cost is expected to be recognized over a weighted-average period of 1.96 years. This scheme does not involve dealing in or subscribing to or purchasing securities of the Company, directly or indirectly.

(2)	As of June 30, 2018, there was Rs.330 of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 2.03 years.

17. Employee benefit plans

Gratuity benefits provided by the parent company

In accordance with applicable Indian laws, the Company has a defined benefit plan which provides for gratuity payments (the “Gratuity Plan”) and covers certain categories of employees in India. The Gratuity Plan provides a lump sum gratuity payment to eligible employees at retirement or termination of their employment. The amount of the payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”) to fund the Gratuity Plan. Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are invested in bonds issued by the Government of India, in debt securities and in equity securities of Indian companies. The liability recorded by the Company towards this obligation was Rs.68 and Rs.49 as at June 30, 2018 and March 31, 2018, respectively.

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize them in future periods or receive cash in lieu thereof as per the Company’s policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this obligation was Rs.943 and Rs.1,093 as at June 30, 2018 and March 31, 2018, respectively.

24

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

18. Income taxes

Income tax expense is recognized based on the Company’s best estimate of the average annual income tax rate for the fiscal year applied to the pre-tax income of the interim period. The average annual income tax rate is determined for each taxing jurisdiction and applied individually to the interim period pre-tax income of each jurisdiction. The difference between the estimated average annual income tax rate and the enacted tax rate is accounted for by a number of factors, including the effect of differences between Indian and foreign tax rates, expenses that are not deductible for tax purposes, income exempted from income taxes, and effects of changes in tax laws and rates.

The Company’s consolidated weighted average tax rate for the three months ended June 30, 2018 and 2017 was 8.9% and 23.5%, respectively. Income tax expense was Rs.446 for the three months ended June 30, 2018, as compared to income tax expense of Rs.181 for the three months ended June 30, 2017.

The effective rates of tax for the three months ended June 30, 2018 were lower primarily on account of the following:

a)	resolution of a certain tax matter in the Company’s favor, resulting in a reversal of income tax expense pertaining to earlier years; and

b)	changes in the Company’s jurisdictional mix of earnings (i.e., an increase in the proportion of the Company’s profits from lower tax jurisdictions and a decrease in the proportion of the Company’s profits from higher tax jurisdictions) for the three months ended June 30, 2018, as compared to the three months ended June 30, 2017.

Total tax benefits recognized directly in the equity were Rs.258 and Rs.350 for the three months ended June 30, 2018 and 2017, respectively.

19. Related parties

The Company has entered into transactions with the following related parties:

•	Green Park Hotel and Resorts Limited for hotel services;

•	Green Park Hospitality Services Private Limited (“Green Park Hospitality”) for catering services;

•	Dr. Reddy’s Foundation towards contributions for social development;

•	Kunshan Rotam Reddy Pharmaceuticals Co. Limited (“Reddy Kunshan”) for providing research and development services;

•	Pudami Educational Society towards contributions for social development;

•	Indus Projects Private Limited for services relating to civil works;

•	CERG Advisory Private Limited for professional services;

•	Dr. Reddy’s Institute of Life Sciences for research and development services; and

•	Stamlo Hotels Limited for hotel services.

These are enterprises over which key management personnel have control or significant influence. “Key management personnel” consists of the Company’s Directors and members of the Company’s Management Council.

The Company has also entered into cancellable operating lease transactions with key management personnel and close members of their families.

Further, the Company contributes to the Dr. Reddy’s Laboratories Gratuity Fund, which maintains the plan assets of the Company’s Gratuity Plan for the benefit of its employees.

25

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19. Related parties (continued)

The following is a summary of significant related party transactions:

	For the three months ended
	June 30, 2018		June 30, 2017
Research and development services received	Rs.	16	Rs.	25
Contributions towards social development		56		49
Hotel expenses paid		8		26
Catering expenses paid		46		-
Lease rentals paid under cancellable operating leases		9		10
Civil works		21		-
Others		2		-

The Company had the following amounts due from related parties as at the following dates:

	As at
	June 30, 2018		March 31, 2018
Key management personnel and close members of their families	Rs.	8	Rs.	8
Other related parties (Reddy Kunshan and Green Park Hospitality)		188		148

The Company had the following amounts due to related parties as at the following dates:

		As at
		June 30, 2018	March 31, 2018
Due to related parties	Rs.	1	Rs.	14

The following table describes the components of compensation paid or payable to key management personnel for the services rendered during the applicable period:

	For the three months ended
	June 30, 2018		June 30, 2017
Salaries and other benefits	Rs.	174	Rs.	108
Contributions to defined contribution plans		9		7
Commission to directors		59		83
Share-based payments expense		31		25
	Rs.	273	Rs.	223

Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.

26

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

20. Nature of expense

The following table shows supplemental information related to certain “nature of expense” items for the three months ended June 30, 2018 and 2017:

Depreciation and amortization	For the three months ended June 30,
	2018		2017
Cost of revenues	Rs.	1,684	Rs.	1,613
Selling, general and administrative expenses		954		891
Research and development expenses		345		295
	Rs.	2,983	Rs.	2,799

Employee benefits	For the three months ended June 30,
	2018		2017
Cost of revenues	Rs.	2,740	Rs.	2,636
Selling, general and administrative expenses		4,383		4,225
Research and development expenses		1,248		1,212
	Rs.	8,371	Rs.	8,073

21. Contingencies

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings (collectively, “Legal Proceedings”), including patent and commercial matters that arise from time to time in the ordinary course of business. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company discloses information with respect to the nature and facts of the case. The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the Legal Proceedings referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial position, as it believes that the likelihood of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such Legal Proceedings were to result in judgments against the Company, such judgments could be material to its results of operations in a given period.

Note 39 to the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended March 31, 2018 contains a summary of significant Legal Proceedings. The following is a summary, as of the date of this Quarterly Report, of significant developments in those proceedings as well as any new significant proceedings commenced since the date such Annual Report on Form 20-F was filed.

Product and patent related matters

Child resistant packaging matter complaint under the False Claims Act (“FCA”)

As previously disclosed, during the year ended March 31, 2015, two former employees of the Company filed a complaint in the United States District Court for the Eastern District of Pennsylvania under the Federal False Claims Act, alleging that the Company had during prior years sold prescription drug products that failed to comply with child resistant blister packaging requirements (the “FCA Complaint”). During the three months ended March 31, 2018, the Company obtained dismissal of the FCA Complaint with prejudice. The plaintiffs subsequently filed a petition with the Court requesting that the Court reconsider its decision to dismiss the FCA Complaint with prejudice, and that request was denied.

In June 2018, the plaintiffs filed their Notice of Appeal to the Third Circuit Court of Appeals.

The Company believes that the likelihood of any liability that may arise on account of the Complaint is not probable. Accordingly, no provision has been made in these interim financial statements.

27

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21. Contingencies (continued)

Product and patent related matters (continued)

Nexium litigation

As previously disclosed, two complaints, similar in nature to the Nexium litigation, were filed in the Court of Common Pleas in Philadelphia, Pennsylvania by plaintiffs who chose to opt out of the class action lawsuit. No dispositive motions were filed in these actions. Both matters were administratively closed by the Court on April 16, 2018.

Launch of product “at-risk”

On June 14, 2018, the Company received final approval for Buprenorphine and Naloxone Sublingual Film, 2 mg/0.5 mg, 4 mg/1 mg, 8 mg/2 mg, and 12 mg/3 mg, a therapeutic equivalent generic version of Suboxone® (buprenorphine and naloxone) sublingual film (hereinafter referred to as “the product”) from the U.S. FDA.  The FDA approval came after the conclusion of litigation in the U.S. District Court for the District of Delaware, where the Delaware court concluded that patents covering Suboxone® sublingual film would not be infringed by the Company’s commercial launch of the product.  In view of the favorable decision from the Delaware Court, the company launched the product in the U.S. immediately following FDA approval on June 14, 2018.  Following the launch, on June 15, 2018, Indivior PLC (“the plaintiff) filed an emergency application for a temporary restraining order and preliminary injunction against the Company in the U.S. District Court for the District of New Jersey (“the New Jersey Court”).  The plaintiff’s motion alleged that the Company’s product infringed one of three newly-issued patents obtained by the plaintiff and asserted in the New Jersey Court.  Pending a hearing and decision on the injunction application, the New Jersey Court issued a temporary restraining order against us with respect to further sales, offer for sales, and imports of the product in the United States.  Subsequently, on July 14, 2018, the New Jersey Court granted a preliminary injunction in favor of the plaintiff.  The Company immediately appealed the decision and the U.S. Court of Appeals for the Federal Circuit (CAFC) has agreed to expedite the appeal.  The Company intends to vigorously defend its positions.

Shareholder Class Action Litigation

As previously disclosed, in August 2017 a securities class action lawsuit complaint was filed in the United States District Court for the District of New Jersey, alleging that the Company made false or misleading statements or omissions in its public filings, in violation of U.S. federal securities laws, and that the Company’s share price dropped and its investors were affected and, on May 9, 2018, the Company and other defendants filed a motion to dismiss the complaint.

On June 25, 2018, the plaintiffs filed an opposition against the motion to dismiss and, on July 25, 2018, a further reply in support of the motion to dismiss was filed by the Company.

The Company believes that the asserted claims are without merit and intends to vigorously defend itself against the allegations. Any liability that may arise on account of this complaint is unascertainable. Accordingly, no provision was made in the consolidated financial statements of the Company.

Environmental matters

Land pollution

As previously disclosed, since 1989 the Company has been involved in a series of legal proceedings relating to allegations that the Company, along with various other co-defendants, effected discharges of pollution that damaged certain farms and other lands in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh, India. A court had ordered the defendants to compensate certain farmers at a specified rate, resulting in a total compensation of Rs.3 paid by the Company. The appeal of the ruling was ultimately transferred to the National Green Tribunal (“NGT”), Chennai, which disposed of this matter in a judgment dated October 24, 2017.

The Bulk Drug Manufacturers Association of India (“BDMAI”), in which the Company is a member, subsequently filed a review petition against the judgment on various aspects. The NGT, Delhi, in a judgment dated November 16, 2017 in another case in which the Company is not a party, stated that the moratorium on expansion of industries imposed in the Patancheru and Bollaram areas shall continue until the Ministry of Environment, Forest and Climate Change passes an order keeping in view the needs of the environment and public health. The Company filed an appeal challenging this judgment.

The High Court of Hyderabad heard the Company’s appeal challenging this judgment in July 2018 and directed the respondents to file their response within a period of four weeks.

The Company believes that any additional liability that might arise in this regard is not material to the consolidated financial statements. Accordingly, no provision relating to these claims has been made in the interim financial statements.

28

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21. Contingencies (continued)

Environmental matters (continued)

Water pollution and air pollution

As previously disclosed, during the year ended March 31, 2012, the Andhra Pradesh Pollution Control Board alleged that the Company and various other defendants violated the Indian Water Pollution Act and the Indian Air Pollution Act, and issued orders limiting activities at certain of the Company’s manufacturing facilities in Hyderabad, India. The Company appealed these orders to the Andhra Pradesh Pollution Appellate Board (the “APP Appellate Board”), which recommended to the Andhra Pradesh Government to allow expansion of units fully equipped with Zero-Liquid Discharge (“ZLD”) facilities and otherwise found no fault with the Company (on certain conditions). The APP Appellate Board’s decision was challenged by one of the petitioners in the National Green Tribunal.

The challenge to the APP Appellate Board’s decision is posted to August 20, 2018 for a final hearing.

Others

Additionally, the Company is involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. Except as discussed above, the Company does not believe that there are any such contingent liabilities that are expected to have any material adverse effect on its financial statements.

22. Investment in Curis Inc.

In May 2018, Curis Inc. completed a 1-for-5 reverse stock split of its common stock. After giving effect to such stock split, the total number of equity shares held by the Company is 5.47 million.

Upon transition to IFRS 9, the Company applied the irrevocable FVTOCI option on the equity shares held by the Company.

As of June 30, 2018, a loss of Rs.2,051 arising from changes in the fair value of such shares of common stock was recorded in other comprehensive income.

23. Receipt of warning letter from the U.S. FDA

The Company received a warning letter dated November 5, 2015 from the U.S. FDA relating to current Good Manufacturing Practices (“cGMPs”) deviations at its active pharmaceutical ingredient (“API”) manufacturing facilities at Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. The contents of the warning letter emanated from Form 483 observations that followed inspections of these sites by the U.S. FDA in November 2014, January 2015 and February-March 2015.

The warning letter did not restrict production or shipment of the Company’s products from these facilities. However, unless and until the Company is able to correct outstanding issues to the U.S. FDA's satisfaction, the U.S. FDA may withhold approval of new products and new drug applications of the Company, refuse admission of products manufactured at the facilities noted in the warning letter into the United States, and/or take additional regulatory or legal action against the Company. Any such further action could have a material and negative impact on the Company’s ongoing business and operations. During the years ended March 31, 2016, 2017 and 2018, the U.S. FDA withheld approval of new products from these facilities pending resolution of the issues identified in the warning letter. To minimize the business impact, the Company transferred certain key products to alternate manufacturing facilities.

Subsequent to the issuance of the warning letter, the Company promptly instituted corrective actions and preventive actions and submitted a comprehensive response to the warning letter to the U.S. FDA, followed by periodic written updates and in-person meetings with the U.S. FDA. The U.S. FDA completed the re-inspection of the aforementioned manufacturing facilities in the months of February, March and April 2017. During the re-inspections, the U.S. FDA issued three observations with respect to the API manufacturing facility at Miryalaguda, two observations with respect to the API manufacturing facility at Srikakulam and thirteen observations with respect to the Company’s oncology formulation manufacturing facility at Duvvada. The Company responded to these observations identified by the U.S. FDA and believes that it can resolve them in a timely manner.

29

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

23. Receipt of warning letter from the U.S. FDA (continued)

In June 2017, the U.S. FDA issued an Establishment Inspection Report (“EIR”) which indicated that the inspection of the Company’s API manufacturing facility at Miryalaguda is successfully closed. With regard to the Company’s oncology manufacturing facility at Duvvada and its API manufacturing facility at Srikakulam, the Company received EIRs from the U.S.FDA in November 2017 and February 2018, respectively, which indicated that the inspection status of these facilities remains unchanged. In June 2018, the Company requested the U.S.FDA to schedule a re-inspection of the oncology formulation manufacturing facility at Duvvada. With respect to API manufacturing facility at Srikakulam, the Company was asked to carry out certain detailed investigations and analyses. The Company has completed a portion of such investigation and the balance is expected to be completed by September 2018.

Inspection of other facilities:

In May and June 2017, inspection of the Company’s Formulations Srikakulam Plant (SEZ) Unit II and I, India, was completed by the U.S. FDA with zero and one observations, respectively, and the U.S. FDA issued EIRs in September 2017 for both Units II and I, indicating the closure of the audit for these facilities.

The inspection of the Company’s Custom Pharmaceutical Services facility in Hyderabad, India was completed by the U.S. FDA on September 21, 2017 with zero observations, and the U.S. FDA issued an EIR in December 2017 indicating the closure of audit for this facility.

In April 2017, inspection of the Company’s formulations manufacturing facility at Bachupally, Hyderabad was completed by the U.S. FDA and the Company was issued a Form 483 with 11 observations. In December 2017, the U.S. FDA issued an EIR which indicates the closure of the audit for this facility.

In July 2017, inspection of the Company’s API facility in Cuernavaca, Mexico was completed by the U.S. FDA with zero observations, and the U.S. FDA issued an EIR in April 2018 indicating the closure of the audit for this facility.

The inspection of the Company’s API facility in Mirfield, United Kingdom was completed by the U.S. FDA on September 15, 2017, and the Company was issued a Form 483 with three observations. The Company responded to the observations identified by the U.S. FDA, and the U.S. FDA issued an EIR on April 24, 2018, which indicates the closure of the audit for this facility.

In March 2018, inspection of the Company’s API Hyderabad Plant 1 and API Hyderabad Plant 3 manufacturing facilities was completed by the U.S. FDA with four and five observations, respectively. The observations at API Hyderabad Plant 3 were related to procedures and facility maintenance. The Company responded to the observations relating to both facilities and, in June 2018, received an EIR indicating the closure of the audit for both facilities.

In June 2018, an inspection of the Company’s API Srikakulam Plant (SEZ) was completed by the U.S.FDA with zero observations.

24. Inspection by the regulatory authority of Bavaria, Germany

In August 2017, the Company’s German subsidiary betapharm Arzneimittel GmbH received a letter from a regulatory authority of Bavaria, Germany (the Regierung von Oberbayern, which is the Central Authority for Supervision of Medicinal Products in Bavaria of the Upper Bavarian government) (the “Regulator”), that the GMP compliance certificate for the Company’s formulations manufacturing facility at Bachupally, Hyderabad was not renewed as the result of GMP compliance deviations identified in an inspection. Consequently, this manufacturing facility was not permitted to export products to the European Union (the “EU”) until satisfactory resolution of the issues identified in the inspection and renewal of the facility’s GMP compliance certificate. The manufacturing facility was re-inspected in January 2018 and the status of non-compliance was withdrawn. The facility since then is permitted to dispatch approved products to the EU.

Furthermore, on September 7, 2017, the Regulator concluded an inspection of the Company’s formulations manufacturing facility at Duvvada, Visakhapatnam, with zero critical and six major observations. The Company submitted a Corrective and Preventive Action Plan (“CAPA”) to the Regulator in this regard which was accepted by the Regulator. Consequently, the Regulator permitted the Company to start production from this facility for the EU market. The German Regulator intends to re-inspect this facility by the end of calendar year 2018.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

25. Assets held for sale

Consequent to the Company’s plan to dispose of certain non-current assets during the three months ended June 30, 2018, the following category of non-current assets have been classified as assets held for sale. Accordingly, following the guidance available under IFRS 5, these assets have been measured at lower of their carrying amount and fair value less costs to sell.

Tabulated below are the carrying values of the assets held for sale as on June 30, 2018:

Particulars	Segment	Amount
Property, plant and equipment	PSAI / Global Generics	Rs.	692
Other intangible assets	Proprietary products		256
Grand total		Rs.	948

26. Revenues

	For the three months ended,
	June 30, 2018		June 30, 2017
Sales	Rs.	36,507	Rs.	32,490
Service income		439		466
License fees		261		203
	Rs.	37,207	Rs.	33,159
Excise duty included in revenues	Rs.	-	Rs.	173

Refund liability amounting to Rs.3,106 and Rs.3,210 as of June 30, 2018 and March 31, 2018 have been included in Provisions forming part of current liabilities.

27. Subsequent events

None

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ITEM 2.	OPERATING AND FINANCIAL REVIEW, TREND INFORMATION

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements, the related cash flow statement, notes and the Operating and Financial Review and Prospects included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2018 which is on file with the SEC, and the unaudited condensed consolidated interim financial statements contained in this report on Form 6-K.

This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements that speak only as of their dates.

Three months ended June 30, 2018 compared to the three months ended June 30, 2017

The following table sets forth, for the periods indicated, financial data along with respective percentages to total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	For the three months ended June 30,
	2018			2017
	Rs. in millions		% of Revenues	Rs. in millions		% of Revenues	Increase/ (Decrease)
Revenues	Rs.	37,207	100.00%	Rs.	33,159	100.0%	12%
Gross profit		20,728	55.7%		17,097	51.6%	21%
Selling, general and administrative expenses		12,106	32.5%		11,763	35.5%	3%
Research and development expenses		4,157	11.2%		5,075	15.3%	(18)%
Other income, net		(303)	(0.8)%		(194)	(0.6)%	56%
Results from operating activities		4,768	12.8%		453	1.4%	953%
Finance income, net		156	0.4%		221	0.7%	(29)%
Share of profit of equity accounted investees, net of tax		83	0.2%		98	0.3%	(15)%
Profit before tax		5,007	13.5%		772	2.3%	549%
Tax expense		446	1.2%		181	0.5%	146%
Profit for the period		4,561	12.3%		591	1.8%	672%

Revenues

Our overall consolidated revenues were Rs.37,207 million for the three months ended June 30, 2018, an increase of 12% as compared to Rs.33,159 million for the three months ended June 30, 2017.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the three months ended June 30,
	2018			2017
	Rs. in millions		Revenues % of Total	Rs. in millions		Revenues % of Total	Increase/ (Decrease)
Global Generics	Rs.	30,636	82%	Rs.	27,455	83%	12%
Pharmaceutical Services and Active Ingredients		5,409	15%		4,651	14%	16%
Proprietary Products		726	2%		512	1%	42%
Others		436	1%		541	2%	(19)%
Total	Rs.	37,207	100%	Rs.	33,159	100%	12%

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Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.30,636 million for the three months ended June 30, 2018, an increase of 12% as compared to Rs.27,455 million for the three months ended June 30, 2017.

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 13% resulting from the introduction of new products during the period;

•	an increase of approximately 5% resulting from an increase in the sales volume of existing products in this segment; and

•	the foregoing was partially offset by an decrease of approximately 6% resulting from the net impact of changes in sales prices of the products in this segment.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) were Rs.15,903 million for the three months ended June 30, 2018, an increase of 6% as compared to the three months ended June 30, 2017. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues increased by 3% in the three months ended June 30, 2018 as compared to the three months ended June 30, 2017.

This increase in revenues was largely attributable to the following:

•	Revenues from new products launched between July 1, 2017 and June 30, 2018, such as buprenorphine and naloxone film, sevelamer carbonate tablets, bupropion XL tablets (extended-release), palonosetron injection; and

•	the foregoing was partially offset by price erosion in certain of our existing products.

During the three months ended June 30, 2018, we launched four new products in North America (the United States and Canada). These new products are buprenorphine and naloxone film, thiotepa injection, aripiprazole ODT (orally dissolving tablets) and levetiracetam bags.

During the three months ended June 30, 2018, we made four new ANDA filings to the U.S.FDA. As of June 30, 2018, our cumulative filings were 289 which includes four NDA filings under section 505(b)(2) and 285 ANDA filings. These 285 ANDA filings include eight ANDAs that we acquired from Teva and an affiliate of Allergan plc. Out of these filings, we had 112 filings pending approval at the U.S. FDA, which includes three NDA filings under section 505(b)(2) and 109 ANDA filings. Out of these 109 ANDA filings, 61 are Paragraph IV filings and we believe we are the first to file with respect to 30 of these filings.

India: Our Global Generics segment’s revenues from India for the three months ended June 30, 2018 were Rs.6,074 million, an increase of 30% as compared to the three months ended June 30, 2017. This increase was primarily attributable to a lower revenues in the three months ended June 30, 2017 on account of significant reduction in sales volume of our existing products as our customers in India reduced their inventory holdings in anticipation of the transition to India’s new Goods and Service Tax (“GST”) regime, which was enacted effective as of July 1, 2017.

According to Quintiles IMS in its Moving Quarterly Total report for the three months ended June 30, 2018, our secondary sales in India increased by 9.4% during such period, as compared to the India pharmaceutical market’s growth of 10.6% during such period. During the three months ended June 30, 2018, we launched seven brands in India.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, primarily, China and Brazil) for the three months ended June 30, 2018 were Rs.6,643 million, an increase of 16% as compared to the three months ended June 30, 2017.

Russia: Our Global Generics segment’s revenues from Russia for the three months ended June 30, 2018 were Rs.3,788 million, an increase of 9% as compared to the three months ended June 30, 2017. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by 14% for the three months ended June 30, 2018 as compared to the three months ended June 30, 2017. The increase in revenues was primarily on account of an increase in the sales volume and sales prices of our existing products and new products we launched between July 1, 2017 and June 30, 2018. Our over-the-counter (“OTC”) division’s revenues from Russia for the three months ended June 30, 2018 were 40% of our total revenues from Russia.

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According to Quintiles IMS, as per its report for the three months ended June 30, 2018, our sales value (in Russian roubles) growth and volume growth from Russia, as compared to the Russian pharmaceutical market sales value (in Russian roubles) growth and volume growth for the three months ended June 30, 2018, was as follows:

	For the three months ended June 30, 2018
	Dr. Reddy's Laboratories		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	5.3%	(2.8)%	13.2%	3.7%
Over-the-counter (OTC)	10.1%	2.3%	8.5%	(0.4)%
Total (Rx + OTC)	7.4%	(1.1)%	10.8%	0.9%

Other countries of the former Soviet Union and Romania: Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.1,182 million for the three months ended June 30, 2018, an increase of 37% as compared to the three months ended June 30, 2017. This increase was largely attributable to the increase in sales volumes of our existing major brands coupled with new products launched between July 1, 2017 and June 30, 2018.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia and other countries of the former Soviet Union, Romania and India as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.1,673 million for the three months ended June 30, 2018, an increase of 17% as compared to the three months ended June 30, 2017. This increase was largely attributable to an increase in the sales volumes of our existing products and new products launched between July 1, 2017 and June 30, 2018. Growth was further driven by sales contribution from new markets which were entered between July 1, 2017 and June 30, 2018.

Europe: Our Global Generics segment’s revenues from Europe are primarily derived from Germany, the United Kingdom, Italy, France, Spain and our out-licensing business across Europe. Such revenues were Rs.2,016 million for the three months ended June 30, 2018, a decrease of 3% as compared to the three months ended June 30, 2018. This decrease was primarily on account of decrease in prices of our existing products. The foregoing was partly offset by new products launched between July 1, 2017 and June 30, 2018.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the three months ended June 30, 2018 were Rs.5,409 million, an increase of 16% as compared to the three months ended June 30, 2017. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to:

•	an increase in sales of active pharmaceutical ingredients for the three months ended June 30, 2018, primarily attributable to increased sales volumes of existing products, which increased our PSAI segment’s revenues by approximately 7%; and

•	an increase in customer orders for our pharmaceutical development services, which increased our PSAI segment’s revenues by approximately 9%.

During the three months ended June 30, 2018, we filed two Drug Master Files (“DMFs”) with the U.S.FDA.

Proprietary Products

Revenues from our Proprietary Products segment were Rs.726 million for the three months ended June 30, 2018, an increase of 42% as compared to Rs.512 million for the three months ended June 30, 2017. The growth was largely attributable to an increase in sales volumes of our existing products together with better price realizations in some of our existing products.

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Gross Profit

Our total gross profit was Rs.20,728 million for the three months ended June 30, 2018, representing 55.7% of our revenues for that period, as compared to Rs.17,097 million for the three months ended June 30, 2017, representing 51.6% of our revenues for that period.

The following table sets forth, for the period indicated, our gross profits by segment:

	For the three months ended June 30,
	2018			2017
	(Rs. in millions)
	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue
Global Generics	Rs.	18,756	61.2%	Rs.	15,836	57.7%
Pharmaceutical Services and Active Ingredients		1,185	21.9%		533	11.5%
Proprietary Products		594	81.8%		418	81.6%
Others		193	44.3%		310	57.3%
Total	Rs.	20,728	55.7%	Rs.	17,097	51.6%

After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the gross profits from our Global Generics segment increased to 61.2% for the three months ended June 30, 2018 from 57.7% for the three months ended June 30, 2017. This increase was primarily on account of higher contribution from our North America generics, as higher margins were realized from introduction of new products during the intervening period, primarily from buprenorphine and naloxone film, and a reduction in our manufacturing overheads as a proportion of our revenues.

The gross profits from our PSAI segment increased to 21.9% for the three months ended June 30, 2018, from 11.5% for the three months ended June 30, 2017. This increase was primarily due to higher realizations in some of our key molecules coupled with changes in our existing product mix (i.e., an increase in the proportion of sales of higher gross margin products and an decrease in the proportion of sales of lower gross margin products) and a reduction in our manufacturing overheads as a proportion of our revenues for the three months ended June 30, 2018.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.12,106 million for the three months ended June 30, 2018, an increase of 3% as compared to Rs.11,763 million for the three months ended June 30, 2017. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•	an increase in personnel costs, primarily on account of new recruitments during the intervening period and impact of annual promotions which increased our selling, general and administrative expenses by approximately 1%;

•	an increase in depreciation and impairment, which increased our selling, general and administrative expenses by approximately 1%; and

•	an increase in other costs, which increased our selling, general and administrative expenses by approximately 1%.

As a proportion of our total revenues, our selling, general and administrative expenses decreased to 32.5% for the three months ended June 30, 2018 from 35.5% for the three months ended June 30, 2017.

Research and development expenses

Our research and development expenses were Rs.4,157 million for the three months ended June 30, 2018, a decrease of 18% as compared to Rs.5,075 million for the three months ended June 30, 2017. The decrease was primarily on account of timing variations in development related activities. Our focus continues on building our pipeline of complex generics, biosimilars and differentiated products.

As a proportion of our total revenues, our research and development expenses is at 11.2% for the three months ended June 30, 2018 compared to 15.3% for the three months ended June 30, 2017.

Other (income)/expense, net

Our net other income was Rs.303 million for the three months ended June 30, 2018, as compared to net other income of Rs.194 million for the three months ended June 30, 2017.

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Finance income/(expense), net

Our net finance income was Rs.156 million for the three months ended June 30, 2018, as compared to net finance income of Rs.221 million for the three months ended June 30, 2017. The decrease in net finance income was due to the following:

•	profit on sale of investments and unrealized gains on investments recorded at fair value through profit and loss of Rs.108 million for the three months ended June 30, 2018, as compared to profit on sale of investments of Rs.283 million for the three months ended June 30, 2017;

•	net interest expense of Rs.62 million for the three months ended June 30, 2018, as compared to net interest expense of Rs.72 million for the three months ended June 30, 2017; and

•	net foreign exchange gain of Rs.110 million for the three months ended June 30, 2018, as compared to net foreign exchange gain of Rs.10 million for the three months ended June 30, 2017.

Profit before tax

As a result of the above, our profit before tax was Rs.5,007 million for the three months ended June 30, 2018, as compared to Rs.772 million for the three months ended June 30, 2017.

Tax expense

Our consolidated weighted average tax rate was 8.9% for the three months ended June 30, 2018, as compared to 23.5% for the three months ended June 30, 2017. The effective rate for the three months ended June 30, 2018 was lower as compared to the three months ended June 30, 2017 primarily on account of a favorable change in the jurisdictional mix of earnings (i.e., an increase in the proportion of profit in lower tax jurisdictions and a decrease in the proportion of the profit in higher tax jurisdiction) and resolution of a certain tax matter in the Company’s favor resulting in a reversal of income tax expense pertaining to earlier years.

Our tax expense was Rs.446 million for the three months ended June 30, 2018, as compared to Rs.181 million for the three months ended June 30, 2017.

Profit for the period

As a result of the above, our net profit was Rs.4,561 million for the three months ended June 30, 2018, representing 12.3% of our total revenues for such period, as compared to Rs.591 million for the three months ended June 30, 2017, representing 1.8% of our total revenues for such period.

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ITEM 3. LIQUIDITY AND CAPITAL RESOURCES

We have primarily financed our operations through cash flows generated from operations and a mix of long-term and short-term borrowings. Our principal liquidity and capital needs are for the purchase of property, plant and equipment, regular business operations and research and development.

Our principal sources of short-term liquidity are internally generated funds and short-term borrowings, which we believe are sufficient to meet our working capital requirements.

Principal Debt Obligations

The following table provides a list of our principal debt obligations (excluding finance lease obligations) outstanding as of June 30, 2018:

Debt	Amount		Currency(1)	Interest Rate
Pre-shipment credit (short-term)	Rs.	21,973	USD INR	1 Month LIBOR + (30) to 40 bps 6.00%
Other short-term borrowings	6,122		USD RUB UAH	1 Month LIBOR + 65 to 85 bps 8.20% 18.80%
Long-term borrowings	25,489		USD EUR	1 Month LIBOR + 70 to 105 bps 0.81%

(1) “INR” means Indian rupees, “RUB” means Russian roubles, and “UAH” means Ukrainian hryvnia.

Our long-term borrowings were incurred primarily for the purpose of funding the acquisition of eight Abbreviated New Drug Applications (“ANDAs”) from Teva Pharmaceutical Industries Limited (“Teva”) in the United States and to meet certain anticipated capital expenditures.

Summary of statements of cash flows

The following table summarizes our statements of cash flows for the periods presented:

	For the three months ended June 30,
	2018		2017
Net cash from/(used in):
Operating activities	Rs.	(5,022)	Rs.	(1,979)
Investing activities		3,462		(227)
Financing activities		1,194		1,291
Net decrease in cash and cash equivalents	Rs.	(366)	Rs.	(915)

In addition to cash, inventory and accounts receivable, our unused sources of liquidity included Rs.28,060 million available in credit under revolving credit facilities with banks as of June 30, 2018. We had no other material unused sources of liquidity as of June 30, 2018.

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Cash Flows from Operating Activities

The result of operating activities was a net cash outflow of Rs.5,022 million for the three months ended June 30, 2018, as compared to a cash outflow of Rs.1,979 million for the three months ended June 30, 2017.

The increase in net cash outflow of Rs.3,043 million was due to a temporary increase in working capital requirements, primarily on account of an increase in our trade receivables and inventories as of June 30, 2018, partially offset by an increase in our earnings.

Our average days’ sales outstanding (“DSO”) as at June 30, 2018, March 31, 2018 and June 30, 2017 were 115 days, 102 days and 109 days, respectively. The increase in our DSO was primarily on account of (a) an increase in the credit periods of certain of our customers in North America; and (b) higher exchange rates as of June 30, 2018 as compared to the exchange rates prevailing during the three months ended June 30, 2018, which increased our trade receivables higher than the corresponding revenues.

Cash Flows from Investing Activities

Our investing activities resulted in a net cash inflow of Rs.3,462 million and an outflow of Rs.227 million for the three months ended June 30, 2018 and 2017, respectively. This was primarily due to:

•	an increase in net cash inflow on account of sale of investments in mutual funds and redemption of fixed deposits having an original maturity of more than three months by Rs.2,844 million for the three months ended June 30, 2018, as compared to the three months ended June 30, 2017; and

•	a net decrease of Rs.842 million in cash outflow, which was primarily on account of reduced acquisitions of intangible assets and property, plant and equipment in the three months ended June 30, 2018 as compared to the three months ended June 30, 2017.

Cash Flows from Financing Activities

Our financing activities resulted in a net cash inflow of Rs.1,194 million and Rs.1,291 million for the three months ended June 30, 2018 and 2017, respectively.

During the three months ended June 30, 2018, our cash inflow was primarily attributable to incurring of short-term borrowings of Rs.1,583. During the three months ended June 30, 2017, there was a decrease in net short-term borrowings by Rs.17,350 million, primarily on account of repayment of Rs.23,222 million by our Swiss Subsidiary, which was offset by an increase in long-term borrowings of Rs.18,950 million incurred by our Swiss and German Subsidiary.

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ITEM 4. OTHER MATTERS

Item 4 on page 43 to the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F as for the year ended March 31, 2018 contains a summary of “Other matters”. The following is a summary as of the date of this Quarterly Report, of significant developments in those matters as well as any new significant matters commenced since the date such Annual Report on Form 20-F was filed.

Multi-District Litigation

In June 2018, three additional class action complaints were filed in the multi-district litigation by certain additional plaintiffs consisting of end payers, indirect resellers and direct purchasers of the products at issue. All three complaints allege conspiracy in restraint of trade in violation of Sections 1 and 3 of the Sherman Act, and violations of 31 State antitrust statutes, Consumer Protection statutes and claims of Unjust Enrichment. They allege an “overarching conspiracy” among the named defendants involving fifteen drugs and, with slight variations, name approximately 25 generic pharmaceutical manufacturers including Dr. Reddy’s Laboratories, Inc. The drug-specific allegations against Dr. Reddy’s Laboratories, Inc. involve two of the fifteen drugs, meprobamate and zoledronic acid. However, plaintiffs also allege that Dr. Reddy’s Laboratories, Inc. (as well as all other manufacturers named) were part of a larger conspiracy as to all of the drugs named in the complaints. We deny any wrongdoing and intend to vigorously defend against these claims.

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ITEM 5. EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Review report of Independent Registered Public Accounting Firm

40

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

Date: August 6, 2018	By:	/s/ Sandeep Poddar
		Name:	Sandeep Poddar
		Title:	Company Secretary

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